INTERNATIONAL BROTHERHOOD OF TEAMSTERS

JAMES P. HOFFA
General President

25 Louisiana Avenue, NW
Washington, DC 20001

KEN HALL
General Secretary-Treasurer

202.624.6800
www.teamster.org

July 2017

RE: Please Vote AGAINST the Say-on-Pay Proposal (Item 3) and FOR the Independent Chair Proposal (Item 5) at McKesson Corp. (NYSE: MCK) on July 26, 2017.

Dear Fellow McKesson Shareholder:

McKesson, the country's largest pharmaceutical wholesaler, has emerged as a central figure in the nation's growing opioid epidemic, prompting federal drug enforcement efforts, a Congressional investigation, and mounting litigation against the company.

In 2017, McKesson paid a record $150 million to settle Drug Enforcement Administration claims with the U.S. Department of Justice that it failed to report suspicious orders as required by law.

The rise of legal, regulatory and reputational risks facing the company highlights the need for greater accountability and board level oversight, including the need for executive pay reform and an independent chair.

At McKesson's upcoming shareholder meeting July 26, 2017, we urge shareholders to:

- **Vote NO** on Item #3 the advisory vote to Approve Executive Compensation ("Say-on-Pay) due to a set of troubling pay practices, particularly in light of mounting controversy over the company's role in fueling the prescription opioid epidemic and poor share performance; and
- **Vote FOR** Item #5 which calls for an independent chairman of the board.

Key pay concerns include the following:

- **The use of a generous "individual performance modifier" in the company's annual incentive plan:** The modifier, which incorporates an assessment against the company's "ICARE Principles" of integrity, customer first, accountability, respect and excellence, has, over the past decade, only ever served to boost CEO Hammergren's annual bonus. In FY 2017, despite a record $150 million civil fine to settle allegations by the Drug Enforcement Administration (DEA) that McKesson failed to detect and report suspicious orders of prescription opioids, CEO Hammergren received a 150% individual performance modifier – boosting his annual bonus by $1.1 million.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card as it will not be accepted.

- **The inoculation of CEO pay against regulatory and legal fines:** Not only did the company's recent record-setting settlement with the DEA figure little in the determination of CEO Hammergren's individual performance, but, as in the past with costly *Average Wholesale Price* litigation, which resulted in more than half a billion dollars of litigation charges being taken, the cost of the DEA settlement appears to have been excluded from the profit metrics used in both the company's short- and long-term incentive plans.

- **The reversal of recent pay reforms after new awards fail to pay out:** A centerpiece of the reforms enacted following the defeat of McKesson's Say on Pay in 2013 was the introduction of an award based on total shareholder return. The emphasis on this metric has been walked back after the award failed to pay out this year. This is the first time in more than a decade that any award, short- or long-term, has not paid out at least at target (indeed, it is only the second time an award did not vest above target).

As if these pay practices were not alarming enough, they come amidst a history of excessive executive compensation and a deteriorating pay-performance profile. CEO Hammergren has been royally compensated over the years. Equilar, a leading compensation analytics firm, calculates that he earned more than $368 million in realizable pay since 2012 and qualifies for a guaranteed $114 million pension upon retirement. Since last year's meeting, at which 20% of investors voted against say on pay and leading advisory firm ISS cautioned clients about the poor alignment between pay and investor returns, McKesson also underperformed its key competitors, AmerisourceBergen and Cardinal Health, with 1-year total return of -5% vs. 30% and 7% for AmerisourceBergen and Cardinal Health, respectively.[1] As a result, according to Equilar, McKesson's pay-for-performance profile ranks in the bottom 2% of the Russell 3000, based on 3-year grant date value for compensation.

With criticism mounting over McKesson's role in helping to fuel the nation's opioid epidemic, recent pay decisions also send completely the wrong message to shareholders, regulators, lawmakers and the public about executive accountability. The optics of CEO Hammergren's individual performance modifier bonus are particularly poor. Besides being handed a record fine by the DEA, over the past year, McKesson has faced a rising tide of criticism that it failed to control the supply of prescription opioids in hard-hit states like West Virginia. According to a Pulitzer-Prize winning investigative report by the *Charleston Gazette-Mail*, the company flooded the state of only 1.8 million people with more than 100 million doses of highly addictive painkillers over a six year period. During the same period, more than 1700 people fatally overdosed in the state. The company's sales practices in West Virginia have sparked a Congressional investigation by the House Energy and Commerce Committee as well as numerous pending lawsuits from cities and counties across the state and a potentially precedent-setting suit on behalf of the state itself accusing the company of "illegal, reckless, and malicious action." McKesson's largest competitors, AmerisourceBergen and Cardinal Health settled similar cases with the state for a combined $36 million in January 2017. Additional lawsuits

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[1] As of June 28, 2017.

have been filed against McKesson and other distributors on behalf of cities in Ohio and the Cherokee Nation, with the latter claiming that it received enough prescription opioids in 2015 alone to provide every member of its tribal community 955 5mg pills each.

The Teamsters and its affiliated pension and benefit funds have more than $100 billion invested in the capital markets and have substantial holdings in McKesson.

The application of a generous "individual performance modifier" in the company's annual incentive plan

For over ten years, CEO Hammergren has been the beneficiary of lucrative upward adjustments to his annual bonus based upon qualitative assessments of his individual performance. Over the past five years, the individual modifier has boosted CEO Hammergren's preliminary annual incentive payout – based on EPS and operating cash flow-- by 150%. Critically, this customary lift to his annual bonus has continued even as earnings and share performance have disappointed over the past two years; but perhaps more significantly, even as the company has become embroiled in the prescription opioid controversy. It is not only a matter of poor optics; according to the proxy statement, the individual performance modifier includes an assessment against McKesson's so-called ICARE Principles of integrity, customer first, accountability, respect and excellence. On this basis, it is staggering that Hammergren received a $1.1 million boost to his bonus just months after the company announced it had reached a record $150 million settlement with the DEA and in a year the company faces mounting litigation, negative press and Congressional scrutiny.

The inoculation of CEO pay against regulatory and legal fines

Besides appearing a non-factor in CEO Hammergren's individual performance modifier, the recent DEA settlement is excluded from a key profit metric used across the company's short- and long-term executive incentive plans.

We note that in 2015 McKesson set aside a litigation reserve of $150 million for the DEA case, and this figure is excluded from the "adjusted EPS" metric that the company uses to compute a significant portion of annual and long-term incentive pay. This follows the company's long-standing practice of insulating executive pay from the legal and regulatory liabilities built up by the company's business practices. Based on disclosures, much of the Average Wholesale Price litigation charges, which exceed more than half a billion dollars and stem from allegations McKesson conspired to raise the average wholesale price for thousands of drugs, appear to have been excluded from the profit measures used in the company's short- and long-term compensation plans.

Certainly if long-term plans are to drive sustainable business practices, they must capture the full cost of doing business, which includes re-occurring litigation charges.

The unwinding of recent pay reforms after new awards fail to payout

A centerpiece of the reforms enacted following the defeat of McKesson's Say-on-Pay report in 2013 was the introduction of "total shareholder return units" as an element of long-term incentive awards based on the company's 3-year performance relative to the S&P500 Health Care Index, in place of the EPS-based performance restricted stock unit program. However, with the first award cycle of the new program, FY 2015-2017, recently vesting at a zero payout, we note that the Compensation Committee has determined to modify and decrease this TSR component of long-term incentive pay and to reintroduce an EPS measure. The 2017-2019 award is equally balanced between the two metrics, while the 2018-2020 award reduces TSR to just 25% of the award (although inexplicably, the award is still referred to as the "Total Shareholder Return Unit"). This not only represents a worrisome step backwards – and towards the company's prior reliance on similar profit measures in both its short- and long-term plans -- but its timing is alarming. The failure of the 2015-2017 TSRU awards to pay out represented the first time in more than a decade that any award, short- or long-term had failed to pay out at least at target; indeed it is only the second time during this period that an award failed to pay out above target.

The need for independent board chairman

McKesson's entanglement in the opioid crisis places a premium on independent board leadership. Not only is an independent chairman vital to ensuring that tough questions of strategy and risk are being adequately discussed, but we believe is crucial, to helping to manage what is a burgeoning crisis of corporate integrity at McKesson. A proposal for independent board leadership received majority support from McKesson shareholders in 2012, the last time the reform was brought to a vote.

For more information, please contact Carin Zelenko, Teamsters Capital Strategies at: (202) 624-6899 or by email at: czelenko@teamster.org.

Sincerely

Ken Hall

Ken Hall
General Secretary-Treasurer

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card as it will not be accepted.